Exhibit 13.1

Maison Luxe

NY

About Us      Watches      Sell      Custom Inquiry      Investors

Maison Luxe LLC is a subsidiary of Clikia Corp., which is a publicly traded stock now trading Over the Counter on the OTC Exchange under the ticker “CLKA”.

About Clikia Corp.

Clikia Corp (OTCMKTS:CLKA) operates solely through its subsidiary, Maison Luxe LLC. Maison Luxe LLC was founded in January 2020 with the vision of becoming an industry leader in luxury retail goods. For fine goods connoisseurs, traditional supply chains are irrelevant or non-existent. Luxury purchases happen almost exclusively via established networks inaccessible through normal channels. The raison d'être of Maison Luxe is accessibility to the finest goods. The company was founded by CEO Anil Idnani, an entrepreneur with a multi-decade family history in the sourcing of fine luxury timepieces and jewelry.

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Information for Current and Prospective Investors

There is a natural imbalance between supply and demand for luxury goods, with demand outstripping supply because, in high-ticket items, demand is unpredictable, and production carries financial risk on a per-unit basis for producers and distributors. That is why many very high-priced items are effectively produced by appointment.

As a consequence, many luxury goods – particularly timepieces and jewelry – are also produced in a counterfeit “knock-off” market aimed toward defrauding consumers.

All of this makes it very difficult for the average consumer to locate and purchase fine goods with confidence. It also presents an opportunity in logistics.

Maison Luxe was predicated on capitalizing on that opportunity to the benefit of both its shareholders and consumers in search of difficult-to-procure fine goods with the means to afford them.

The Company sells to end-user clients directly, as well as to retail stores, particularly in duty-free zones in Alaska and the US Virgin Islands.

Maison Luxe has witnessed very rapid traction in the luxury goods marketplace since inception with plans to expand the geographic range it serves outside of the domestic US marketplace.

Maison Luxe currently deals 90% in watches and 10% in other jewelry.

The Company plans to raise further capital and expand its inventory to better serve clients and nurture relationships with repeat clientele.

Maison Luxe also plans to invest in more aggressive visibility, particularly through social media. The Company is particularly excited by the potential to develop influencer-based marketing through Instagram.

Management believes that the Company will be able to evolve toward stronger purchasing power to acquire goods in volume, lowering cost-of-goods-sold.

The Company plans to establish a broad footprint in Asia in the near future, which presents a large opportunity for significant expansion.

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Bringing luxury to New York since 2020

Maison Luxe sources its items exclusively from reputable vendors that share a long-time relationship with the company and its founder. Mr. Idnani chooses to stock solely those items that are in high demand and capable of appreciating in value. The company aims to provide a quality experience to its customers by always keeping inventory up to date and engaging in a well-curated post-sale process. Customers can reach out with any questions or concerns as well as requests for items that might not be presently in stock. Maison Luxe is a reseller of luxury items and an independent watch dealer. The company is not sponsored by, associated with, or affiliated with any of our advertised brands or their subsidiaries.

Click Here to Download the Most Recent Regulation A Preliminary Offering Circular of Clikia Corp. (CLKA)

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